                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO._____)*


                      EAST TEXAS FINANCIAL SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    0-24848
--------------------------------------------------------------------------------
                                 (CUSIP Number)


           Richard E. Brophy, Jr., Naman, Howell, Smith & Lee, P.C.,
                  P.O. Box 1470, Waco, TX 76703 (254) 755-4100
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  June 7, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 0-24848                                             PAGE 2 OF 14 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          William Duncan Vaughan
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                25,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING               0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                         25,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.79%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  0-24848                                            PAGE 3 OF 14 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Earl DeLaine Bellamy
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


        USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES              68,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING             0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                       68,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        68,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.88%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 0-24848                                             PAGE 4 OF 14 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Basim Mahmoud Jishi
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


        USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              10,000
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        10,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.72%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 0-24848                                             PAGE 5 OF 14 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Cynthia Sharp Jishi
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


        USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              10,000
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        10,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.72%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  0-24848                                            PAGE 6 OF 14 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Barbara H. Wilson, as Trustee of the Don G. Wilson Annuity Trust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


        USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               14,550
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        14,550
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,550
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.04%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 0-24848                                             PAGE 7 OF 14 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Don G. Wilson, as Trustee of the Barbara H. Wilson Annuity Trust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


        USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               14,550
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        14,550
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        14,550
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.04%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 0-24848                                         Page  8  of  14  Pages
                                                               ---    ----

                                  SCHEDULE 13D


Item 1.  Securities and Issuer.

         The class of securities to which this statement relates is the common stock of East Texas Financial Services, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 1200 South Beckham Avenue, Tyler, Texas 76701.

Item 2.  Identify and Background.

         William Duncan Vaughan is an individual whose home address is 3220 Abbott, Paris, Texas 75460. Mr. Vaughan is the former president of First National Bank of Paris. He is currently involved in a company called Beauchamp Collection, Inc. which is an importer and wholesaler. The address of Beauchamp Collection, Inc. is 202 Bonham, Paris, Texas 75461. Mr. Vaughan has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Mr. Vaughan is a United States citizen.

         Dr. Earl DeLaine Bellamy is a practicing ophthalmologist whose home address is 640 Twin Oaks, Paris, Texas 75460. The name of Dr. Bellamy's principal business is Paris Eye Physicians & Surgeons, P.A. and the address is 2845 Lewis Lane, Paris, Texas 75460. Dr. Bellamy has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Dr. Bellamy is a United States citizen.

         Dr. Basim Mahmoud Jishi is a practicing cardiologist whose home address is 6015 Rosegrove, Dallas, Texas 75248. Dr. Jishi's business address is 929 N. Galloway, Mesquite, Texas 75149, and the name of his business is Southwest Cardiac Associates. Dr. Jishi has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Dr. Jishi is a United States citizen.

CUSIP No. 0-24848                                         Page  9  of  14  Pages
                                                               ---    ----

         Cynthia Sharp Jishi is the wife of Dr. Jishi. Mrs. Jishi works in the home. Her home address is 6015 Rosegrove, Dallas, Texas 75248. Mrs. Jishi has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Mrs. Jishi is a United States citizen.

         Barbara H. Wilson, as Trustee of the Don G. Wilson Annuity Trust (the "Don G. Wilson Trust"), has an address of 3110 Stacy, Paris, Texas 75460. The Don G. Wilson Trust is a trust formed under the laws of the state of Texas. The principal business of the Don G. Wilson Trust is investments. The Don G. Wilson Trust has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         Don G. Wilson, as Trustee of the Barbara H. Wilson Annuity Trust (the "Barbara H. Wilson Trust"), has an address of 3110 Stacy, Paris, Texas 75460. The Barbara H. Wilson Trust is a trust formed under the laws of the state of Texas. The principal business of the Barbara H. Wilson Trust is investments. The Barbara H. Wilson Trust has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         The persons identified above are sometimes collectively referred to herein as the Acquiring Parties.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Vaughan has acquired a total of 25,000 shares of Company common stock for a total purchase price of $265,625. The source of funds for such purchase was cash on hand.

         Dr. Bellamy has acquired a total of 68,000 shares of Company common stock for a total purchase price of $740,045. The source of funds for such purchase was cash on hand.

         Dr. and Mrs. Jishi acquired a total of 10,000 shares of Company common stock for a total purchase price of $105,675. The source of funds for such purchase was cash on hand.

CUSIP No. 0-24848                                        Page  10  of  14  Pages
                                                              ----    ----

         The Don G. Wilson Trust has acquired a total of 14,550 shares of Company common stock for a total purchase price of $153,684. The source of funds for such purchase was cash on hand. Don G. Wilson is the husband of Barbara H. Wilson.

         The Barbara H. Wilson Trust has acquired a total of 14,550 shares of Company common stock for a total purchase price of $153,684. The source of funds for such purchase was cash on hand. Barbara H. Wilson is the wife of Don G. Wilson.

Item 4.  Purpose of the Transaction.

         The Acquiring Parties purchased Common Stock of the Company for investment purposes. The Acquiring Parties believe that the Company has suffered poor operating results which have depressed the market value of its Common Stock. The Acquiring Parties intend to contact the management and Board of Directors of the Company to encourage them to explore alternatives to enhance stockholder value. Although the Acquiring Parties have no specific plan or proposal to submit to the Board of Directors to accomplish these objectives, the Acquiring Parties are considering alternatives to enhance stockholder value, including, without limitation, a change in the composition of the Board of Directors, changes in management, pursuit of a significant investment in the Company by persons capable of making changes in the Company to increase stockholder value, the possible sale of the Company to a third party or to a person or group organized by the Acquiring Parties. In pursuit of this objective, the Acquiring Parties may engage in discussions with other stockholders who may be supportive of efforts to enhance stockholder value.

         Except as noted herein, the Acquiring Parties have not formulated any plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;

CUSIP No. 0-24848                                        Page  11  of  14  Pages
                                                              ----    ----

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) any action similar to any of those enumerated above.

         There will continue to be a review of the Company's situation and possible methods by which the Acquiring Parties and, possibly, others may be able to influence the Company's future course with a goal of improving the Company's operations and financial condition as well as stockholder value. The Acquiring Parties reserve the right to (i) modify their present intentions and formulate plans or proposals to take any one or more of the actions referred to in paragraph (a) through (j) above and (ii) to increase or decrease their respective holdings of Common Stock through open market purchases, privately negotiated transactions or otherwise.

Item 5.  Interest in Securities of the Issuer.

         Mr. Vaughan is the owner and holder of 25,000 of Company common stock, or 1.79% of the outstanding shares and exercises sole voting and investment power over those shares. Of this amount, 20,000 shares were acquired on June 7, 1999 for a purchase price of $10.5625 per share. The shares were acquired in the open market through a broker.

         Dr. Bellamy is the owner and holder of 68,000 of Company common stock, or 4.88% of the outstanding shares, and exercises sole voting and investment power over those shares. Dr. Bellamy has not engaged in any transactions involving the Company common stock during the last sixty days.

         Dr. and Mrs. Jishi are the owners and holders of 10,000 shares of Company common stock, or 0.72% of the outstanding shares, and exercise shared voting and investment power over those shares. Dr. and Mrs. Jishi acquired these 10,000 shares on June 7, 1999 for a total purchase price of $107,500, or $10.5625 per share. The shares were acquired in the open market through a broker.

CUSIP No. 0-24848                                        Page  12  of  14  Pages
                                                              ----    ----

         The Don G. Wilson Trust is the owner and holder of 14,550 shares of Company common stock, or 1.04% of the outstanding shares, and exercises sole voting and investment power over those shares. The Don G. Wilson Trust acquired 14,550 shares on June 7, 1999 at a purchase price of $10.5625 per share. Those shares were acquired in the open market through a broker. The Don G. Wilson Trust disclaims beneficial ownership of Company shares in the Barbara H.
Wilson Trust.

         The Barbara H. Wilson Trust is the owner and holder of 14,550 shares of Company common stock, or 1.04% of the outstanding shares, and exercises sole voting and investment power over those shares. The Barbara H. Wilson Trust acquired 14,550 shares on June 7, 1999 at a purchase price of $10.5625 per share. Those shares were acquired in the open market through a broker. The Barbara H. Wilson Trust disclaims beneficial ownership of Company shares in the Don G. Wilson Trust.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Dr. Jishi is married to the sister of Mr. Vaughan's wife. Don G. Wilson and Barbara H. Wilson are husband and wife. The Acquiring Parties have no agreement with regard to the transfer or voting of stock of the Company or with respect to finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies. Except as otherwise referred to in Item 3, Item 4, and in this Item of this Statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Acquiring Parties and between the Acquiring Parties and any person with respect to the shares of Common Stock or any other securities of the Company.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A. Agreement of acquiring parties required by ss. 240.13D-1(k)(1)(iii).

CUSIP No. 0-24848                                        Page  13  of  14  Pages
                                                              ----    ----

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 1999.


                                           s/ William Duncan Vaughan
                                           -------------------------------------
                                           William Duncan Vaughan

                                           s/ Earl DeLaine Bellamy
                                           -------------------------------------
                                           Earl DeLaine Bellamy

                                           s/ Basim Mahmoud Jishi
                                           -------------------------------------
                                           Basim Mahmoud Jishi

                                           s/ Cynthia Sharp Jishi
                                           -------------------------------------
                                           Cynthia Sharp Jishi

                                           s/ Barbara H. Wilson
                                           -------------------------------------
                                           Barbara H. Wilson, as Trustee of the
                                           Don G. Wilson Annuity Trust

                                           s/ Don G. Wilson
                                           -------------------------------------
                                           Don G. Wilson, as Trustee of the
                                           Barbara H. Wilson Annuity Trust

CUSIP No. 0-24848                                        Page  14  of  14  Pages
                                                              ----    ----

                                    EXHIBIT A
                                    AGREEMENT
                    REQUIRED BY SECTION 240.13D-1(k)(1)(iii)


         Each of the undersigned agree that the Schedule 13D to which this Agreement is attached is filed on behalf of each of the undersigned.

         Dated: June 16, 1999.


                                           s/ William Duncan Vaughan
                                           -------------------------------------
                                           William Duncan Vaughan

                                           s/ Earl DeLaine Bellamy
                                           -------------------------------------
                                           Earl DeLaine Bellamy

                                           s/ Basim Mahmoud Jishi
                                           -------------------------------------
                                           Basim Mahmoud Jishi

                                           s/ Cynthia Sharp Jishi
                                           -------------------------------------
                                           Cynthia Sharp Jishi

                                           s/ Barbara H. Wilson
                                           -------------------------------------
                                           Barbara H. Wilson, as Trustee of the
                                           Don G. Wilson Annuity Trust

                                           s/ Don G. Wilson
                                           -------------------------------------
                                           Don G. Wilson, as Trustee of the
                                           Barbara H. Wilson Annuity Trust